Exhibit 99.1

Notice to Reader

(Unaudited, expressed in CAD $000’s)

As described in Note 32, the Company identified an error related to the deferred tax liability as at July 31, 2019 which has not been corrected in the condensed interim consolidated financial statements as at October 31, 2019 and July 31, 2019. The Company is in the process of restating and reissuing the consolidated annual financial statements for the year ended July 31, 2019 and will also restate and reissue these condensed interim consolidated statements for the period ending October 31, 2019, correcting this error.

The deferred tax liability is overstated as at October 31, 2019 and July 31, 2019, as it was not offset by a deferred tax asset relating to a tax loss generated in one subsidiary against a deferred tax liability generated by a separate subsidiary. Due to the two tax positions existing in two separate entities, the Company’s original position was that they could not be offset or reduce one another. The applicable subsidiaries were consolidated on August 1, 2019. The correction of this error will result in a reduction of the deferred tax liability and deficit, by $ $14,373, as at October 31, 2019 and July 31, 2019. Additionally, net loss for the year ended July 31, 2019 was overstated by $14,373.

# Condensed Interim Consolidated Financial Statements of HEXO Corp.

HEXO CORP

To the Audit Committee of HEXO Corp.

In accordance with our engagement letter dated November 19, 2019 we have performed an interim review of the condensed interim consolidated statement of financial position of HEXO Corp. as at October 31, 2019, the condensed interim consolidated statements of loss and comprehensive loss for the three-month period ended October 31, 2019, and the condensed interim consolidated statements of changes in shareholders’ equity and cash flows for the three-month period then ended, and notes to the condensed interim consolidated financial statements. These financial statements are the responsibility of HEXO Corp’s management.

We performed our interim review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity’s auditor.

An interim review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements. Accordingly, we do not express such an opinion. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

HEXO Corp. has a deferred tax liability of $14,373,000 and $20,396,000 as reported in the condensed interim consolidated statement of financial position as at October 31, 2019 and in the statement of financial position as at July 31, 2019 respectively. Such deferred tax liability has not been reduced by the income tax recovery related to a deferred tax asset of $14,373,000 each, as at October 31, 2019 and July 31, 2019. Accordingly, the deferred tax liability and deficit would have been reduced by $14,373,000 each, as at October 31, 2019 and July 31, 2019 respectively, and net loss for the year ended July 31, 2019 would have been reduced by $14,373,000.

Based on our interim review, except for the matter described in the preceding paragraph, we are not aware of any material modification that needs to be made for these condensed interim consolidated financial statements to be in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

This report is solely for the use of the Audit Committee of HEXO Corp. to assist it in discharging its regulatory obligation to review these financial statements, and should not be used for any other purpose.

Ottawa, Ontario
December 15, 2019
Chartered Professional Accountants
Licensed Public Accountants

Table of Contents

Condensed Interim Consolidated Statements of Financial Position	1

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss	2

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	3

Condensed Interim Consolidated Statements of Cash Flows	4

Notes to the Consolidated Financial Statements	5–30

Condensed Interim Consolidated Statements of Financial Position

(Unaudited, expressed in CAD $000’s)

As at	Note	October 31, 2019	July 31, 2019
Assets
Current assets
Cash and cash equivalents	4	$41,277	$113,568
Restricted cash	5	18,776	22,350
Short-term investments	4	13,402	25,937
Trade receivables	17	8,015	19,693
Commodity taxes recoverable and other receivables	6	15,553	15,247
Convertible debentures receivable	15	10,727	13,354
Prepaid expenses		12,806	10,762
Inventory	7	84,908	86,271
Biological assets	8	6,609	7,371

		$212,073	$314,553

Property, plant and equipment	9	$329,856	$258,793
Intangible assets	10	126,912	127,282
Investment in associate and joint ventures	19	58,817	52,849
License and prepaid royalty – HIP	26	1,284	1,409
Long term investments	20	12,528	14,277
Goodwill	11	111,877	111,877

		$853,347	$881,040

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$51,350	$45,581
Excise taxes payable		6,947	3,494
Warrant liability	12, 13	196	493
Lease liability – current	28	304	—
Term loan – current	16	3,032	3,117

		$61,829	$52,685

Term loan	16	29,519	30,257
Deferred rent liability		—	946
Deferred tax liability	32	14,373	20,396
Lease liability	28	22,373	—

		$128,094	$104,284

Shareholders’ equity
Share capital	13	$799,880	$799,706
Share-based payment reserve	13	51,071	40,315
Warrants	13	60,433	60,433
Deficit		(187,131)	(124,698)
Non-controlling interest	27	1,000	1,000

		$725,253	$776,756

		$853,347	$881,040

Commitments and contingencies (Note 23)

Subsequent events (Note 33)

Approved by the Board	/s/ Jason Ewart, Director	/s/ Michael Munzar, Director

The accompanying notes are an integral part of these consolidated financial statements.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Unaudited, expressed in CAD $000’s except share amounts)

For the three months ended	Note	October 31, 2019	October 31, 2018
Gross revenue from sale of goods	29	$19,297	$6,630
Excise taxes		(4,839)	(1,014)

Net revenue from sale of goods		14,458	5,616
Ancillary revenue	25	41	47

Net revenue		14,499	5,663
Cost of goods sold	7, 18	9,947	2,831

Gross margin before fair value adjustments		4,552	2,832
Realized fair value amounts on inventory sold	7	6,663	717
Unrealized gain on changes in fair value of biological assets	8	(7,051)	(5,123)
Write off of biological assets and destruction costs	7,8	663	—
Write off of inventory	7	2,175	—
Impairment loss on inventory	7	25,458	—

Gross (loss)/margin		$(23,356)	$7,238

Operating Expenses
General and administrative		15,973	4,912
Marketing and promotion		6,220	11,711
Share-based compensation	13, 18	8,164	4,689
Research and development		1,744	—
Amortization of intangible assets	10	1,666	150
Depreciation of property, plant and equipment	9	1,333	573

	18	$35,100	$22,035

Loss from operations		(58,456)	(14,737)
Restructuring costs	31	(3,722)	—
Revaluation of financial instruments loss	12	297	(2,337)
Share of loss from investment in associate and joint ventures	19	(1,682)	(161)
Unrealized (loss)/gain on convertible debenture receivable	15	(2,627)	3,434
Unrealized loss on investments	20	(1,671)	—
Realized gain on investments	20	17	—
Foreign exchange loss		(46)	—
Interest and financing expenses		(435)	(8)
Interest income	4	571	1,066
Impairment loss on right-of-use asset	28	(702)	—

Net loss and comprehensive loss attributable to shareholders before tax		$(68,456)	$(12,803)

Income tax	32	6,023	—

Total net loss		$(62,433)	$(12,803)

Net loss per share, basic and diluted		$(0.24)	$(0.07)

Weighted average number of outstanding shares
Basic and diluted	13	256,996,663	194,033,380

The accompanying notes are an integral part of these consolidated financial statements.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited, expressed in CAD $000’s except share amounts)

For the three months ended	Note	Number common shares	Share capital	Share-based payment reserve	Warrants	Non- controlling Interest	Deficit	Shareholders’ equity
Balance at July 31, 2019		256,981,753	$799,706	$40,315	$60,433	$1,000	$(124,698)	$776,756
Exercise of stock options	13	80,030	174	(69)	—	—	—	105
Stock-based compensation	13,18	—	—	10,825	—	—	—	10,825
Total net loss		—	—	—	—	—	(62,433)	(62,433)

Balance at October 31, 2019		257,061,783	$799,880	$51,071	$60,433	$1,000	$(187,131)	$725,253

Balance at July 31, 2018		193,629,116	$347,233	$6,139	$12,635	$—	$(43,134)	$322,873
Issuance of warrants	19	—	—	—	42,386	—	—	42,386
Exercise of stock options	13	621,729	626	(264)	—	—	—	362
Exercise of warrants	12,13	1,937,885	4,807	—	(991)	—	—	3,815
Exercise of Broker/Finder warrants	13	1,199,861	4,736	—	(302)	—	—	4,434
Stock-based compensation	13	—	—	4,800	—	—	—	4,800
Net loss		—	—	—	—	—	(12,803)	(12,803)

Balance at October 31, 2018		197,388,591	$357,402	$10,675	$53,728	$—	$(55,938)	$365,867

The accompanying notes are an integral part of these consolidated financial statements.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited, expressed in CAD $000’s)

For the three months ended	Note	October 31, 2019	October 31, 2018
Operating activities
Total net loss		$(62,433)	$(12,803)
Items not affecting cash
Income tax recovery	32	(6,023)	—
Depreciation of property, plant and equipment	9	1,333	573
Amortization of intangible assets	10	1,666	150
Unrealized revaluation loss/(gain) on convertible debenture	15	2,627	(3,434)
Unrealized gain on changes in fair value of biological assets	8	(7,051)	(5,123)
Unrealized fair value adjustment on investments	20	1,671	—
Gain on investment		(17)	—
Amortization of deferred financing costs	16	49	—
Accrued interest income		—	(215)
License depreciation and prepaid royalty expenses – HIP	26	125	—
Write off of inventory, biological assets and destruction costs		2,838	—
Impairment loss on inventory	7	25,458	—
Share of loss from investment in associate and joint ventures	19	1,682	161
Realized fair value amounts on inventory sold	7	6,663	717
Share-based compensation	13,18	8,164	4,800
Revaluation of financial instruments (gain)/loss	12	(297)	2,337
Impairment loss on right-of-use assets	28	702	—
Changes in non-cash operating working capital items
Trade receivables		11,678	(6,332)
Commodity taxes recoverable and other receivables		(211)	(150)
Prepaid expenses		(2,044)	965
Inventory	7	(32,823)	(1,729)
Biological assets	8	7,150	—
Accounts payable and accrued liabilities		1,421	(681)
Excise taxes payable		3,453	—

Cash and cash equivalents used in operating activities		(34,219)	(20,764)

Financing activities
Exercise of stock options	13	105	362
Exercise of warrants	13	—	5,589
Payments on term loans		(872)	—
Leasing interest expense	28	(369)	—

Cash used in financing activities		(1,136)	5,951

Investing activities
Disposal of short-term investments	4	12,535	56,838
Issuance of promissory note receivable		—	(20,334)
Restricted cash	5	3,574	(5,000)
Acquisition of property, plant and equipment		(45,248)	(25,341)
Purchase of intangible assets		(147)	(379)
Investment in associate and joint ventures	19	(7,650)	(7,035)

Cash used in investing activities		(36,936)	(1,251)

Decrease in cash and cash equivalents		(72,291)	(16,064)
Cash and cash equivalents, beginning of period		113,568	39,342

Cash and cash equivalents, end of period		$41,277	$23,278

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended October 31, 2019 and 2018

(Unaudited, expressed in CAD and in $000’s except share amounts or where otherwise stated)

1. Description of Business

HEXO Corp. (the “Company”), is a publicly traded corporation, incorporated in Ontario. HEXO is a producer of cannabis and its sites are licensed by Health Canada for production and sale. Its head office is located at 240-490 Boulevard Saint-Joseph, Gatineau, Quebec, Canada. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), both under the trading symbol “HEXO”.

2. Basis of Presentation

Statement of Compliance

These condensed interim consolidated financial statements (“consolidated financial statements”) have been prepared in compliance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). These consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the fiscal year ended July 31, 2019, and have been prepared using consistent accounting policies as described in the annual consolidated financial statements for the year ended July 31, 2019 except for the adoption of the new lease standard as disclosed in Note 3.

These consolidated financial statements were approved and authorized for issue by the Board of Directors on December 15, 2019.

Basis of Measurement and Consolidation

The consolidated financial statements have been prepared on an historical cost basis except for short term investments, biological assets, convertible debentures receivable, long term investments, and the warrant liability, which are measured at fair value on a recurring basis and include the accounts of the Company and entities controlled by the Company and its subsidiaries.

Historical cost is the fair value of the consideration given in exchange for goods and services based upon the fair value at the time of the transaction of the consideration provided.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, Share-based payment and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2, Inventories.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

Level 2 - inputs are inputs other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 - inputs are unobservable inputs for the asset or liability.

(a) INVESTMENT IN ASSOCIATES AND JOINT VENTURES

When determining the appropriate basis of accounting for the Company’s interests in affiliates, the Company makes judgments about the degree of influence that it exerts directly or through an arrangement over the investees’ relevant activities.

Judgment was used to determine whether the joint venture arrangements described in Note 19 should be accounted for as a joint operation or a joint venture. Given the Company has rights to the net assets of the separate legal entities, the Company has concluded they will be accounted for as joint ventures. The Company will recognize the initial investment at cost and the carrying amount is increased or decreased to recognize the Company’s share of the profit or loss of the venture after the date of acquisition.

(b) FUNCTIONAL AND PRESENTATION CURRENCY

These consolidated financial statements are presented in Canadian dollars, the functional currency of the Company and its subsidiaries.

(c) BASIS OF CONSOLIDATION

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

MAJOR SUBSIDIARIES OF HEXO CORP.	JURISDICTION	INTEREST HELD
HEXO Operations Inc.[1]	Ontario, Canada	100%
HEXO USA Inc.	Delaware, USA	100%

[1]	HEXO Operations Inc. holds the following interests;

60% interest in the joint venture Neal Up Brands Inc

60% interest in Keystone Isolation Technologies Inc. (“KIT”)

51% interest in HEXO MED (Note 19)

42.5% interest held in the associate Truss (Note 19)

3. Changes to Accounting Policies, Accounting Standards and Interpretations

Effective August 1, 2019, the Company has made no changes to the accounting policies, standards and interpretations as stated in Note 3 of the Annual Consolidated Financial Statements for the years ended July 31, 2019 and 2018, with the exception of the new policy and standard below.

RESTRICTED SHARE UNITS (“RSU’S”)

RSUs are equity-settled share-based payments granted to certain employees, directors and executives within the Company. RSUs are measured at their initial fair value on the date of the grant based upon a volume weighted market price, and is recognized as share-based compensation expense over the vesting period with a corresponding credit to share-based reserves. Upon the release of RSUs in the form of common shares, the related share-based reserve is transferred to share capital.

Amounts recorded for forfeited RSUs are transferred to deficit in the year of forfeiture or expiry.

New and Revised IFRS Effective August 1, 2019

IFRS 16, LEASES

The Company has applied IFRS 16 using the modified retrospective method and has elected to set the right-of-use asset equal to the lease liability. As such the cumulative effect of initial application recognized in the deficit at August 1, 2019 is $nil. Accordingly, the comparative information presented for the prior period has not been restated and is presented as previously reported under IAS 17 and related interpretations.

Prior to the adoption of IFRS 16, the Company utilized IFRIC 4 - Determining Whether an Arrangement Contains a Lease in its determination at contract inception whether an arrangement was or contained a lease. The Company now determines whether a contract is or contains a lease based on the new definition of a lease with IFRS 16. Under IFRS 16, a contract is or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation or impairment losses and adjusted for certain re-measurements of the lease liability. The Company recognizes the associated depreciation of the right-of-use assets on a straight-line basis over the course of the remaining lease term which ranges from 2.9 to 30 years. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate (“IBR”). The Company has a determined a single IBR as the discount rate across all administrative real estate leases due to the leases containing similar characteristics. A separate IBR was used for the discounting of the Company’s production real estate property. The IBR’s utilized for administrative real estate and production real estate were 15.95% and 18.95%, respectively. The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The definition of leases as operating or finance has remained substantially unchanged from the preceding guidance under IAS 17. The Company applied IFRS 16 only to contracts that were previously identified as leases under IAS 17 and IFRIC 4.

The Company used the following additional practical expedients:

•	Applied a single discount rate to each applicable portfolio of leases with similar characteristics;

•

Applied the exemption not to recognize right-of-use assets and lease liabilities for short-term leases with terms less than 12 months and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line or other systematic basis over the lease term;

•	Excluded initial direct costs from the measurement of the right-of-use asset at the date of initial application;

•	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease; and

•	Election to separate non-lease components from lease components, and account for each lease component and any associated non-lease components as a single lease component.

The Company has applied judgment in determining the applicable discount rate. The discount rate is based on the Company’s IBR and reflects the current market assessments of the time value of money and the associated risks attributable to the Company and its industry.

On transition to IFRS 16, the Company recognized right-of-use assets and corresponding lease liabilities of $15,886 on August 1, 2019 for its administrative and production space lease agreements. The Company has recognized on a straight-line basis, depreciation expenses of $369 and $184 in finance costs in the condensed consolidated interim statements of operations and comprehensive loss for the three months ended October 31, 2019.

Total commitments as at July 31, 2019 was $192,230 which included certain contractual financial obligations related to service agreements, purchase agreements, operating lease agreements, and construction contracts. Of this total, $101,741 is related operating lease commitments. The following is a reconciliation of total operating lease commitments at July 31, 2019 to the lease liabilities recognised at August 1, 2019:

Total operating leases commitments as at July 31, 2019	$101,741
Less: variable components of the operating leases	(49,330)

Less: low value and/or short-term lease	(88)
Add: IFRS 16 adjustments for renewal periods	27,273

Operating lease liability before discounting	79,596
Discounting factors using the IBR’s	(63,710)

Total lease liabilities recognized under IFRS 16 as at August 1, 2019 (Note 28)	$15,886

The impact of IFRS 16 on the consolidated statement of cash flows will be the increase of operating cash flows and reduction of financing cash flows through the additional depreciation and interest expenses, respectively.

4. Cash, Cash Equivalents and Short-Term Investments

Cash and cash equivalents are highly liquid investments with a maturity of 3 months or less. Short term investments are comprised of liquid investments with maturities of less than 12 months. Short term investments are recognized initially at fair value and subsequently adjusted to fair value through profit or loss.

	Interest rate	October 31, 2019	July 31, 2019
Operating cash	—	$15,554	$5,993
High interest savings accounts	1.45%–2.10%	25,723	107,575

Total cash and cash equivalents		$41,277	$113,568

Term deposits & GIC	2.85%–4.25% maturity of 3 to 12 months	$13,402	$25,937

Total short-term investments		$13,402	$25,937

Interest income earned in the period amounted to $571 (October 31, 2018 - $1,066).

5. Restricted Cash

As at October 31, 2019, the Company had $18,776 of restricted funds.

•	The Company had a capital contribution of $4,076 held in trust as at October 31, 2019;

•	A balance of $2,500 is held in trust related the Company’s joint venture Neal UP Brands Inc. (Note 27);

•	A balance of $9,200 has been restricted due to a minimum balance to be held in a debt service reserve account as required under the Company’s term loan agreement (Note 16);

•	A balance of $3,000 in escrow to facilitate a supply agreement with a vendor. The balance may be contributed to or drawn upon, in order to retain 15% of the future expected purchases of the agreement.

As at July 31, 2019, the Company had $22,350 of restricted funds designated as follows;

•

A balance of $3,433 in escrow to facilitate the purchase of supply agreements with vendors. The amount of $433 shall be drawn down on a pro-rata basis based upon the delivery of goods to the Company. The remaining balance of $3,000 may be contributed to or drawn upon, in order to retain 15% of the future expected purchases;

•	A balance of $3,141 has been restricted to secure the implementation of greenhouse infrastructure with a vendor (Note 23);

•	The Company had a capital contribution of $4,076 held in trust as at July 31, 2019;

•	A balance of $9,200 has been restricted due to a minimum balance to be held in a debt service reserve account as required under the Company’s term loan agreement (Note 16);

•	A balance of $2,500 is held in trust related the Company’s joint venture Neal Brothers Inc (Note 28).

6. Commodity Taxes Recoverable and Other Receivables

	October 31, 2019	July 31, 2019
Commodity taxes recoverable	$15,458	$14,415
Accrued interest income	—	570
Other receivables	95	262

Total	$15,553	$15,247

7. Inventory

	October 31, 2019
	Capitalized cost	Biological asset fair value adjustment	Total
Dried cannabis	$35,143	$11,001	$46,144
Oils	16,341	4,878	21,219
Hemp derived distillate	1,516	—	1,516
Purchased dried cannabis	12,788	—	12,788
Packaging and supplies	3,241	—	3,241

	$69,029	$15,879	$84,908

The inventory expensed to cost of goods sold in the period ended October 31, 2019, was $8,278 (October 31, 2018 – $2,831). Total stock-based compensation capitalized to inventory in the period was $2,661. The realized fair value on inventory sold during the period was $6,663 (October 31, 2018 – $717). The Company recorded a write off of inventory of $2,175 and an impairment loss on inventory of $25,458, realized on cannabis purchased in which the cost exceeds its net realizable value.

	July 31, 2019
	Capitalized cost	Biological asset fair value adjustment	Total
Dried cannabis	$28,996	$21,766	$50,762
Oils	17,377	5,366	22,743
Hemp derived distillate	1,523	—	1,523
Purchased dried cannabis	8,087	—	8,087
Packaging and supplies	3,156	—	3,156

	$59,139	$27,132	$86,271

8. Biological Assets

The Company’s biological assets consist of cannabis plants from seeds all the way through to mature plants. The changes in the carrying value of biological assets are as follows:

	October 31, 2019	July 31, 2019
Balance, beginning of period	$7,371	$2,332
Acquired through acquisition[1]	—	3,291
Production costs capitalized	11,344	19,215
Unrealized gain on changes in fair value of biological assets	7,051	38,856
Transferred to inventory upon harvest	(18,494)	(56,323)
Impairment and destruction	(663)	—

Balance, end of period	$6,609	$7,371

[1]	Acquired through the Newstrike acquisition on May 24, 2019 (see Note 11)

As at October 31, 2019, the fair value of biological assets included $2 in seeds and $6,607 in cannabis plants ($2 in seeds and $7,369 in cannabis plants as at July 31, 2019). During the period the Company incurred an impairment loss on its biological assets of $438 due to the halting of production at the Niagara facility. As a result of this, destruction costs were also incurred in the amount $225 to dispose of the biological assets within the required guidelines as set by Health Canada. The significant estimates used in determining the fair value of cannabis plants are as follows:

•	yield by plant;

•

stage of growth estimated as the percentage of costs incurred as a percentage of total cost as applied to the estimated total fair value per gram (less fulfilment costs) to arrive at an in-process fair value for estimated biological assets, which have not yet been harvested;

•	percentage of costs incurred for each stage of plant growth.

•	fair value selling price per gram less cost to complete and cost to sell.

•	destruction/wastage of plants during the harvesting and processing process.

All biological assets are classified as current assets in the statement of financial position and are considered Level 3 fair value estimates. As at October 31, 2019, it is expected that the Company’s biological assets will yield approximately 22,572 kilograms of cannabis (July 31, 2019 – 17,571 kilograms of cannabis). The Company’s estimates are, by their nature, subject to change. Changes in the anticipated yield will be reflected in future changes in the fair values of biological assets.

The valuation of biological assets is based on an income approach in which the fair value at the point of harvesting is estimated based on selling prices less the costs to sell. For in process biological assets, the fair value at point of harvest is adjusted based on the stage of growth at period end. Stage of growth is determined by reference to the cost incurred as a percentage of total cost as applied to estimated total fair value per gram (less fulfilment costs) to arrive at an in-process fair value for estimated biological assets, which have not yet been harvested.

Management’s identified significant unobservable inputs, their range of values and sensitivity analysis are presented in the tables below.

The following table summarizes the unobservable inputs for the period ended October 31, 2019:

Unobservable inputs	Input values	Sensitivity analysis
Average selling price Obtained through actual retail prices on a per strain basis.	$0.80 – $4.23 per dried gram.	An increase or decrease of 5% applied to the average selling price would result in a change of approximately $321 to the valuation.

Yield per plant Obtained through historical harvest cycle results on a per strain basis.	47 – 142 grams per plant.	An increase or decrease of 5% applied to the average yield per plant would result in a change up to approximately $321 in valuation.

Stage of growth Obtained through the estimates of stage of completion within the harvest cycle.	Average of 37% completion.	An increase or decrease of 5% applied to the average stage of growth per plant would result in a change of approximately $836 in valuation.

Wastage Obtained through the estimates of wastage within the cultivation and production cycle.	0%–30% dependent upon the stage within the harvest cycle.	An increase or decrease of 5% applied to the wastage expectation would result in a change of approximately $326 in valuation.

The following table summarizes the unobservable inputs for the period ended July 31, 2019:

Unobservable inputs	Input values	Sensitivity analysis
Average selling price Obtained through actual retail prices on a per strain basis.	$4.23 – $5.01 per dried gram.	An increase or decrease of 5% applied to the average selling price would result in a change of approximately $480 to the valuation.

Yield per plant Obtained through historical harvest cycle results on a per strain basis.	15 – 123 grams per plant.	An increase or decrease of 5% applied to the average yield per plant would result in a change up to approximately $344 in valuation.

Stage of growth Obtained through the estimates of stage of completion within the harvest cycle.	Average of 29% completion.	An increase or decrease of 5% applied to the average stage of growth per plant would result in a change of approximately $1,148 in valuation.

Wastage Obtained through the estimates of wastage within the cultivation and production cycle.	0%–30% dependent upon the stage within the harvest cycle.	An increase or decrease of 5% applied to the wastage expectation would result in a change of approximately $302 in valuation.

9. Property, Plant and Equipment

Cost	Balance at July 31, 2019	Additions	Adjustments	Balance at October 31, 2019
OWNED
Land	$5,339	$—	$—	$5,339
Buildings	150,834	7,845	2,757	161,436
Leasehold Improvements	627	25,526	—	26,153
Furniture and equipment	6,356	2,159	—	8,515
Cultivation and production equipment	42,029	2,206	—	44,235
Vehicles	1,031	—	—	1,031
Computers	2,981	638	—	3,619
Construction in progress	57,550	15,597	(2,757)	70,390

	$266,747	$53,971	$—	$320,718

RIGHT-OF-USE
Real estate	—	22,813	(1,819)	20,994

	$266,747	$76,784	$(1,819)	$341,712

Accumulated depreciation	Balance at July 31, 2019	Depreciation	Adjustments	Balance at October 31, 2019
OWNED
Land	$—	$—	$—	$—
Buildings	4,392	1,926	—	6,318
Leasehold Improvements	130	44	—	174
Furniture and equipment	462	221	335	1,018
Cultivation and production equipment	2,216	1,025	(335)	2,906
Vehicles	133	46	—	179
Computers	621	271	—	892

	$7,954	$3,533	$—	$11,487

RIGHT-OF-USE
Real estate	—	369	—	369

	$7,954	$3,902	$—	$11,856

Net Carrying Value	Balance at July 31, 2019	Net Additions / (Deductions)	Adjustments	Balance at October 31, 2019
OWNED
Land	$5,339	$—	$—	$5,339
Buildings	146,442	5,919	2,757	155,118
Leasehold Improvements	497	25,482	—	25,979
Furniture and equipment	5,894	1,938	(335)	7,497
Cultivation and production equipment	39,813	1,181	335	41,329
Vehicles	898	(46)	—	852
Computers	2,360	367	—	2,727
Construction in progress	57,550	15,597	(2,757)	70,390

	$258,793	$50,438	$—	$309,231

RIGHT-OF-USE
Real estate	—	22,444	(1,819)	20,625

	$258,793	$72,882	$(1,819)	$329,856

As at October 31, 2019, there was $24,464 (July 31, 2019 – $21,265) of property, plant and equipment in accounts payable and accrued liabilities. During the three months ended October 31, 2019, the Company capitalized $2,551 (October 31, 2018 – $367) of depreciation to inventory and capitalized borrowing costs to buildings in the amount of $309 (July 31, 2019 – $511) at an average interest rate of 3.2% (July 31, 2019 – 3.2%). During the period depreciation expensed to the statement of loss was $1,333 (October 31, 2018 – $573).

Adjustments to construction in progress during the period, reflect the activation of an asset’s useful life, transitioning from construction in progress to the appropriate property, plant and equipment classification. Adjustments to the right-of-use assets in the period represent an impairment loss of $703 and the realization of a previously deferred rent liability of $1,116.

Cost	Balance at July 31, 2018	Additions from business acquisitions	Additions	Adjustments	Balance at July 31, 2019
Land	$1,038	$4,301	$—	$—	$5,339
Buildings	32,536	18,855	11,365	88,078	150,834
Leasehold Improvements	206	—	421	—	627
Furniture and equipment	1,661	119	4,576	—	6,356
Cultivation and production equipment	4,031	9,913	28,085	—	42,029
Vehicles	151	—	880	—	1,031
Computers	659	529	1,793	—	2,981
Construction in progress	15,433	12,286	117,909	(88,078)	57,550

	$55,715	$46,003	$165,029	$—	$266,747

Accumulated depreciation	Balance at July 31, 2018	Additions from business acquisitions	Depreciation	Adjustments	Balance at July 31, 2019
Land	$—	$—	$—	$—	$—
Buildings	533	—	3,859	—	4,392
Leasehold Improvements	9	—	121	—	130
Furniture and equipment	527	—	585	(650)	462
Cultivation and production equipment	69	—	1,497	650	2,216
Vehicles	56	—	77	—	133
Computers	188	—	433	—	621

	$1,382	$—	$6,572	$—	$7,954

Net Carrying Value	Balance at July 31, 2018	Additions from business acquisitions	Net Additions / (Deductions)	Adjustments	Balance at July 31, 2019
Land	$1,038	$4,301	$—	$—	$5,339
Buildings	32,003	18,855	7,506	88,078	146,442
Leasehold Improvements	197	—	300	—	497
Furniture and equipment	1,134	119	3,991	650	5,894
Cultivation and production equipment	3,962	9,913	26,588	(650)	39,813
Vehicles	95	—	803	—	898
Computers	471	529	1,360	—	2,360
Construction in progress	15,433	12,286	117,909	(88,078)	57,550

	$54,333	$46,003	$158,457	$—	$258,793

The adjustments reflect the activation of an asset’s useful life, transitioning from construction in progress to the appropriate property, plant and equipment classification.

10. Intangible Assets

Cost	Balance at July 31, 2019	Additions	Adjustments	Balance at October 31, 2019
Cultivating and processing license	$116,433	$—	$—	$116,433
Brand	8,440	—	—	8,440
Software	3,558	483	—	4,041
Domain names	585	—	—	585
Patents	1,231	815	—	2,046

	$130,247	$1,298	$—	$131,545

Accumulated amortization	Balance at July 31, 2019	Amortization	Adjustments	Balance at October 31, 2019
Cultivating and processing license	$1,601	$1,456	$—	$3,057
Software	1,269	174	—	1,443
Domain name	66	15	—	81
Patents	29	21	—	50

	$2,965	$1,666	$—	$4,631

Net Carrying Value	Balance at July 31, 2019	Net Additions / (Deductions)	Adjustments	Balance at October 31, 2019
Cultivating and processing license	$114,832	$(1,456)	$—	$113,376
Brand	8,440	—	—	8,440
Software	2,289	309	—	2,596
Domain names	519	(15)	—	504
Patents	1,202	794	—	1,996

	$127,282	$(368)	$—	$126,914

Software includes $193 relating to managerial software (July 31, 2019 - $121) not yet available for use. Accordingly, no amortization has been taken during the three months ended October 31, 2019 on these inactive assets. As at October 31, 2019, there was $833 (July 31, 2019 – $422) of intangible assets in accounts payable and accrued liabilities.

Research and development expenses in the period amounted to $1,744 (July 31, 2018 - $Nil).

Cost	Balance at July 31, 2018	Additions from business acquisitions	Additions	Adjustments	Balance at July 31, 2019
Cultivating and processing license	$2,545	$113,888	$—	$—	$116,433
Brand	—	8,440	—	—	8,440
Software	1,800	12	1,746	—	3,558
Domain names	585	—	—	—	585
Patents	—	—	1,231	—	1,231
Other longer term assets and capitalized transaction costs	312	—	—	(312)	—

	$5,242	$122,340	$2,977	$(312)	$130,247

Accumulated amortization	Balance at July 31, 2018	Additions from business acquisitions	Amortization	Adjustments	Balance at July 31, 2019
Cultivating and processing license	$403	$—	$1,198	$—	$1,601
Software	786	—	483	—	1,269
Domain name	9	—	57	—	66
Patents	—	—	29	—	29

	$1,198	$—	$1,767	$—	$2,965

Net Carrying Value	Balance at July 31, 2018	Additions from business acquisitions	Net Additions / (Deductions)	Adjustments	Balance at July 31, 2019
Cultivating and processing license	$2,142	$113,888	$(1,198)	$—	$114,832
Brand	—	8,440	—	—	8,440
Software	1,014	12	1,263	—	2,289
Domain names	576	—	(57)	—	519
Patents	—	—	1,202	—	1,202
Other longer term assets and capitalized transaction costs	312	—	—	—	—

	$4,044	$122,340	$1,210	$—	$127,282

The adjustment represents $212 of capitalized transaction costs being allocated to the Truss investment in associate (Note 19a) and $100 other longer-term investment has been reclassified to long term investments.

11. Business Acquisition

Acquisition of Newstrike Brands Limited.

On May 24, 2019, the Company acquired 100% of the issued and outstanding common shares of Newstrike Brands Limited (“Newstrike”) pursuant to an arrangement agreement entered into on March 13, 2019. Newstrike is a licensed producer of cannabis operating in Ontario, Canada and was acquired for additional production capacity, established sales relationships and its brand. Under the arrangement, each former Newstrike common share was exchanged for 0.06332 of a HEXO common share (the “Exchange Ratio”), subject to certain exceptions. In addition, all issued and outstanding stock options of Newstrike were replaced with stock options of HEXO having the same terms but adjusted for the Exchange Ratio, and all issued and outstanding common share purchase warrants of Newstrike became exercisable for HEXO common shares adjusted for the Exchange Ratio.

The following table summarizes the preliminary values of the net assets acquired from Newstrike on the acquisition date. The fair values of the acquired property, plant and equipment, deferred tax liability, private investments and intangible assets are preliminary are subject to change within the one-year measurement.

	Note	Number of Shares, Warrants and Options	Share Price ($)	Amount ($)
Consideration
Shares issued	(i)	35,394,041	9.11	322,439
Warrants outstanding	(ii)	7,196,164		12,229
Replacement options issued	(iii)	2,002,365		7,134

Total fair value of consideration				341,802

Net assets acquired
Current assets
Cash and cash equivalents		49,366
Accounts receivable		1,204
Other receivables		4,585
Inventory		22,359
Biological assets		3,291
Long-term assets
Property, Plant and Equipment		46,003
Investments	(iv)	14,492
Convertible debenture receivable		1,220
Prepaid expenses		1,631
Prepaid expense and license		1,526
Software		10
Cultivation and processing license		113,888
Brand		8,440
Goodwill		111,877

Total assets		379,892
Current liabilities
Accounts payable and accrued liabilities		12,849
Payment received in advance		5
Long-term liabilities
Deferred tax liabilities		24,236

Total liabilities		37,090
Non-controlling interest		1,000

Total net assets acquired		341,802

Net accounts receivables acquired
Total accounts receivable		5,789
Expected uncollectible receivables		—

Net accounts receivables acquired		5,789

(i)	Share price based upon the TSX market price of common shares as at May 24, 2019.

(ii)	Warrants were valued using the Black-Scholes option pricing model as at the acquisition date May 24, 2019, using the following assumptions and inputs;

•	Risk free rate of 1.48% – 1.57%

•	Expected life of 0.73 – 4.07 years

•	Volatility rate of 75%; determined using historical volatility data

•	Exercise prices of $11.84 – $27.64

•	Stock price of $9.11

(iii)	All replacement options were valued using the Black-Scholes option pricing model as at the acquisition date of May 24, 2019, using the following assumptions and inputs;

•	Risk free rate of 1.48% – 1.57%

•	Expected life of 1.2 – 4.7 years

•	Volatility rate of 75%; determined using historical volatility data

•	Exercise prices of $6.00 – $17.37

•	Stock price of $9.11

The fair value of the vested options as at the acquisition date was deemed consideration paid in the transaction. The fair value of those options not yet vested at the acquisition date was added to the Company’s share-based payment reserve to be expensed over the remaining vesting period of the options as permitted under IFRS 3 – Business Combinations.

(iv)

Included in total investments were two level 3 private company investments (see ‘Greentank Technologies’ and ‘Neal Brothers Inc.’ in Note 20). There existed limited financial information over both investments at the acquisition date and at October 31, 2019. The preliminary fair values have been determined using the best available information.

Goodwill arising from the acquisition represents the expected synergies, future income and growth, and other intangibles that do not qualify for separate recognition. None of the goodwill arising on these acquisitions are expected to be deductible for tax purposes.

The NCI acquired at the acquisition date arises from Newstrike holding a 60% interest in Neal Brothers Inc. The net assets of Neal Brothers consist of cash only and the NCI was measured at its fair value (Note 27). The NCI acquired at the acquisition date arises from Newstrike holding a 60% interest in Neal Brothers Inc. as the NCI relates to the joint venture Neal Up Brands Inc.

Total non-capitalized transaction expenses amounted to $3,958 related to the acquisition during the year ended July 31, 2019 (October 31, 2019 - $nil).

12. Warrant liability

The warrant liability is derived from the USD denominated warrants attached to the 2017 secured convertible debentures issued on November 14, 2016 by the Company and have an expiry date of November 14, 2019.

	October 31, 2019	July 31, 2019
Opening balance	$493	$3,130
Exercised	—	(3,317)
Revaluation due to foreign exchange	(297)	5,091

Closing balance	$196	$493

During the three months ended October 31, 2019, no warrants were exercised.

The remaining warrant liability was revalued on October 31, 2019 using the Black-Scholes-Merton option pricing model (Level 2). The warrant liability was revalued to $196 (US$149); with a stock price of US$2.15; expected life of 14 days; $Nil dividends; 84% volatility based upon historical data; risk free interest rate of 1.59%; and USD/CAD exchange rate of 1.316. The loss on the revaluation of the warrant liability for the three months ended October 31, 2019 was ($297), which is recorded in the revaluation of financial instruments account on the statement of loss and comprehensive loss.

During the year ended July 31, 2019, 863,693, warrants were exercised for total proceeds of $863 (US$656, based on an exercise price of US$0.76). On the various dates of exercise, the warrant liability was revalued using the Black-Scholes-Merton option pricing model. Overall, the liability value of the warrants exercised was $6,367 (US$4,819); using the following variables:

•	stock prices ranging from $5.90 to $10.36;

•	expected life of 12 months;

•	$Nil dividends;

•	75% volatility based upon comparative market indicators and historical data;

•	risk free interest rates of 1.55% to 2.35%;

•	USD/CAD exchange rate of various.

The exercise of these warrants resulted in an increase to share capital of $6,367.

The remaining warrant liability was revalued on July 31, 2019 using the Black-Scholes-Merton option pricing model (Level 2). The warrant liability was revalued to $493 (US$375); with a stock price of US$4.24; expected life of 12 months; $Nil dividends; 74% volatility based upon historical data; risk free interest rate of 1.61%; and USD/CAD exchange rate of 1.3148. The loss on the revaluation of the warrant liability for the year ended July 31, 2019 was ($3,730), which is recorded in the revaluation of financial instruments account on the statement of loss and comprehensive loss.

13. Share Capital

(a) Authorized

An unlimited number of common shares and an unlimited number of special shares, issuable in series.

(b) Issued and Outstanding

As at October 31, 2019, a total of 257,061,783 (July 31, 2019 – 256,981,753) common shares were issued and outstanding.

Common Share Purchase Warrants

For the three months October 31, 2019

During the first quarter of fiscal 2020, there was no warrant activity in the Company.

As at October 31, 2019, there were 29,585,408 warrants outstanding.

For the year ended July 31, 2019

During the first quarter of fiscal 2019, 3,137,746 warrants with exercise prices ranging from $0.75 to $5.60 and US$0.76 were exercised for proceeds of $5,589, resulting in the issuance of 3,137,746 common shares.

On January 30, 2019, the Company closed its offering of 7,700,000 common shares at a price of $6.50 per share for gross proceeds of $50,050. Included in the offering was an 1,155,000 over-allotment option pool with a price of $6.50 per share which was exercised in full on the closing date for $7,508 and total gross proceeds of $57,558 for total common shares issued of 8,855,000. Underwriting and legal fees accumulated to $3,827 for total net proceeds of $53,731.

During the second quarter of fiscal 2019, 682,678 warrants with exercise prices ranging from $0.75 to $5.60 and US$0.76 were exercised for proceeds of $1,307, which resulted in the issuance of 682,678 common shares.

During the third quarter of fiscal 2019, 3,661,761 warrants with exercise prices ranging from $0.75 to $5.60 and US$0.76 were exercised for proceeds of $8,425, resulting in the issuance of 3,661,761 common shares.

On May 24, 2019, the Company completed the acquisition of Newstrike Brands Ltd. (Note 11), resulting in the issuance of 35,394,041 common shares.

During the fourth quarter of fiscal 2019, 8,053,544 warrants with exercise prices ranging from $0.75 to $5.60 and US$0.76 were exercised for proceeds of $47,396, resulting in the issuance of 8,053,544 common shares.

In fiscal 2019 a total of 15,535,729 warrants with exercise prices ranging from $0.75 to $5.60 and US$0.76 were exercised for total proceeds of $69,259, resulting in the issuance of 15,535,729 common shares.

As at July 31, 2019, there were 29,585,408 warrants outstanding.

The following is a consolidated summary of warrants as at October 31, 2019.

	Number outstanding	Book value
Classified as Equity
2018 Equity financing
Exercise price of $ 5.60 expiring January 30, 2020	10,512,208	$5,674
February 2018 financing warrants
Exercise price of $ 27.64 expiring February 16, 2020	4,413,498	1,331
June 2019 financing warrants
Exercise price of $ 15.79 expiring June 19, 2023	2,184,540	9,998
Broker / Consultant warrants
Exercise price of $ 20.85 expiring February 16, 2020	264,809	160
Exercise price of $ 11.84 expiring June 19, 2020	262,021	610
Exercise price of $ 0.75 expiring November 3, 2021	175,618	78
Exercise price of $ 0.75 expiring March 14, 2022	94,282	66
Exercise price of $ 15.79 expiring June 19, 2023	61	1
Inner Spirit warrants
Exercise price of $ 15.63 expiring July 21, 2020	71,235	129
Joint Venture Molson warrants
Exercise price of $ 6.00 expiring October 4, 2021	11,500,000	42,386

Classified as Liability	29,478,272	60,433
2017 secured convertible debenture warrants
Exercise price of USD$0.76 expiring November 14, 2019	107,136	196

	29,585,408	$60,629

The following table summarizes warrant activity during the three months ended October 31, 2019 and year ended July 31, 2019.

	October 31, 2019		July 31, 2019
	Number of	Weighted average	Number of	Weighted average
	warrants	exercise price	warrants	exercise price
Outstanding, beginning of period	29,585,408	$9.95	26,425,504	$4.35
Expired during the period	—	—	(531)	—
Acquired and reissued through acquisition[1]	—	—	7,196,164	23.10
Issued during the period	—	—	11,500,000	6.00
Exercised during the period	—	—	(15,535,729)	3.61

Outstanding, end of the period	29,585,408	$9.95	29,585,408	$9.95

[1]	Warrants acquired on May 24, 2019, via the acquisition of Newstrike.

Exercised during the three months ended October 31, 2019 were Nil (July 31, 2019 - 1,916,527) broker compensation warrants.

Stock Option Plan

The Company has a share option plan (the “Former Plan”) adopted in July 2018, that is administered by the Board of Directors who establish exercise prices and expiry dates, which are up to 10 years from issuance as determined by the Board at the time of issuance. In June 28, 2018, the Board of Directors put forth a new share option plan (the “Omnibus Plan”) which was subsequently approved by shareholders on August 28, 2019. Unless otherwise determined by the Board, options issued under the both the Former Plan and Omnibus Plan vest over a three-year period. The maximum number of common shares reserved for issuance for options that may be granted under the Omnibus Plan is 10% of the issued and outstanding common shares or 25,706,178 common shares as at October 31, 2019. Options issued prior to July 2018 under the outgoing plan and the options assumed through the acquisition of Newstrike do not contribute to the available option pool reserved for issuance. As of October 31, 2019, the Company had 19,403,395 issued and outstanding under the Omnibus Plan.

The following table summarizes the stock option grants during the three months ended October 31, 2019 and the year ended July 31, 2019.

		Options granted
Grant date	Exercise price	Executive and directors	Non-executive employees	Vesting terms	Expiry period
September 17, 2018	$7.93	650,000	523,500	Terms A	10 years
November 22, 2018	$5.92	—	440,000	Terms A	10 years
December 17, 2018	$5.09	74,000	227,500	Terms A, D	10 years
February 19, 2019	$7.13	615,000	626,000	Terms A	10 years
February 21, 2019	$7.46	3,333,333	—	Terms E	10 years
March 20, 2019	$8.50	325,000	1,077,500	Terms A	10 years
April 17, 2019	$8.24	—	1,132,500	Terms A	10 years
July 18, 2019	$6.54	650,000	2,768,785	Terms A	10 years
July 26, 2019	$5.88	250,000	—	Terms A	10 years
October 29, 2019	$3.30	829,034	2,732,277	Terms B	10 years

Vesting terms A	–	One-third of the options will vest on the one-year anniversary of the date of grant and the balance will vest quarterly over two years thereafter.
Vesting terms B	–	One-third of the options will vest on each of the one-year anniversaries of the date of grant over a three year period.
Vesting terms C	–	Based upon organizational milestones.
Vesting terms D	–	54,000 of the options granted to a director will fully vest 6-months from the grant date.
Vesting terms E	–	In addition to the standard vesting terms A, the grant defines an achievement condition in which vesting may only occur once a volume weighted average trading price of $10 or greater is achieved for a 20-day period prior to a vesting date. All unvested options will carry over and vest if the condition is met at a future vesting date.

The following table summarizes stock option activity during the three months ended October 31, 2019 and the year ended July 31, 2019.

	October 31, 2019		July 31, 2019
	Options issued	Weighted average exercise price	Options issued	Weighted average exercise price
Opening balance	24,288,919	$5.87	14,388,066	$3.02
Granted	3,561,311	3.30	12,693,118	7.27
Acquired and reissued through acquisition[1]	—	—	2,002,365	9.49
Forfeited	(2,385,241)	15.82	(1,226,763)	6.33
Exercised	(80,030)	1.33	(3,567,867)	1.20

Closing balance	25,384,959	$4.93	24,288,919	$5.87

[1]	Stock options assumed on May 24, 2019, via the acquisition of Newstrike.

The following table summarizes information concerning stock options outstanding as at October 31, 2019.

Exercise price	Number outstanding	Weighted average remaining contractual life (years)	Number exercisable	Weighted average remaining contractual life (years)
$0.58	372,900	0.07	363,000	0.25
0.75	1,175,000	0.30	1,121,250	1.01
1.27	478,704	0.13	366,012	0.36
3.15	4,748	0.00	4,748	0.00
6.00	891,833	0.03	891,833	0.09
1.37	109,360	0.03	109,360	0.12
2.48	86,332	0.03	33,007	0.04
2.69	850,000	0.27	313,335	0.35
4.24	202,506	0.07	133,684	0.15
17.37	189,951	0.02	189,951	0.09
3.89	325,000	0.11	162,502	0.19
16.58	31,659	0.00	23,742	0.00
16.74	37,990	0.00	28,488	0.01
4.27	775,902	0.26	434,427	0.51
4.89	4,951,097	1.71	2,476,426	2.99
5.14	105,920	0.04	44,694	0.05
10.42	39,198	0.00	39,198	0.01
10.42	110,806	0.01	71,230	0.02
11.84	18,995	0.00	9,496	0.00
7.93	925,169	0.33	456,186	0.56
8.21	47,488	0.00	23,744	0.01
5.92	205,000	0.07	—	—
5.09	231,500	0.08	54,000	0.07
6.94	94,979	0.02	—	—
8.84	32,293	0.01	—	—
7.13	1,038,500	0.38	—	—
7.46	3,333,333	1.23	—	—
8.50	1,110,000	0.41	—	—
8.24	750,000	0.28	—	—
6.54	3,047,485	1.17	—	—
5.88	250,000	0.10	—	—
$3.30	3,561,311	1.41	—	—

	25,384,959	8.56	7,350,313	6.75

Restricted Share Units (“RSU’s”)

Under the Omnibus Plan the Board of Directors are authorized to issue RSU’s up to 10% of the issued and outstanding common shares, inclusive of the outstanding stock options. At the time of issuance, the Board of Directors establish conversion values and expiry dates, which are up to 10 years from the date of issuance. The restriction criteria of the units are at the discretion of the Board of Directors and from time to time may be inclusive of Company based performance restrictions, employee-based performance restrictions or no restrictions to the units.

The following table summarizes stock option activity during the three months ended October 31, 2019 and the year ended July 31, 2019.

	Units	October 31, 2019 Value of units	Units	July 31, 2019 Value of units
Opening balance	—	$—	—	$—
Granted	1,428,449	3.30	—	—

Closing balance	1,428,449	$3.30	—	$—

The following table summarizes the RSU’s granted during the three months ended October 31, 2019 and the year ended July 31, 2019.

		RSU’s granted
Grant date	Unit value	Executive and directors	Non-executive employees	Vesting terms	Expiry period
October 29, 2019	$3.30	1,428,449	—	Terms A	10 years

Vesting terms A – The units vest in full on the third year anniversary after the grant date.

Share-based Compensation

For the three months ended October 31, 2019, the Company recorded $10,825 (October 31, 2018 – $4,689) in share-based compensation, which are measured at fair value at the date of grant and are expensed over the vesting period (See Note 18 for share-based compensation allocation by expense group). In determining the amount of share-based compensation, the Company used the Black-Scholes-Merton option pricing model to establish the fair value of options granted by applying the following assumptions:

	October 31, 2019	July 31, 2019
Exercise price	$3.30	$0.75–$8.95
Stock price	$3.03	$5.09–$8.50
Risk-free interest rate	1.62%	1.54%–2.42%
Expected life of options (years)	5	5-7
Expected annualized volatility	84%	64%–76%

Volatility was estimated using the average historical volatility of the Company and comparable companies in the industry that have trading history and volatility history.

For the three months ended October 31, 2019, the Company allocated to inventory $2,661 (October 31, 2018 – $111) of share-based compensation applicable to direct and indirect labour in the cultivation and production process.

14. Net Loss per Share

The following securities could potentially dilute basic net loss per share in the future but have not been included in diluted loss per share because their effect was anti-dilutive:

	October 31, 2019	July 31, 2019
Options	25,384,959	24,288,919
RSU’s	1,428,449	—
2017 Secured convertible debenture warrants	107,136	107,136
2018 Equity warrants	10,512,208	10,512,208
2018 February 2018 financing warrants	4,413,498	4,413,498
2019 June financing warrants	2,184,540	2,184,540
Joint venture and Inner Spirit issued warrants	11,571,235	11,571,235
Convertible debenture broker/finder warrants	796,791	796,791

	56,398,816	53,874,327

15. Convertible Debentures Receivable

12% CONVERTIBLE DEBENTURE

On July 26, 2018, the Company purchased $10,000 in the form of unsecured and subordinated convertible debentures to an unrelated entity, Fire and Flower (“F&F”). The convertible debenture bears interest at 8%, paid semi-annually, matures July 31, 2020 and includes a conversion feature to convert the debenture into common shares of F&F at the lower of $1.15 and the share price as defined within the agreement. The Company obtained the debenture as a part of a strategic investment into the private retail cannabis market. The debentures may be converted into common shares or a loan on July 31, 2020, which bears interest at 12%, at the holders option.

For the three months ended October 31, 2019, the Company’s debenture decreased by $2,347 (October 31, 2018 – increased $3,434) due to fair value adjustments. At period end, the level 2 instrument convertible debenture receivable was fair valued using the F&F October 31, 2019 quoted share price of $1.05 (July 31, 2019—$1.33) and totalled $9,677 (July 31, 2019 – $12,024). Accrued unpaid interest and the unrealized gain amounted to $397 and $1,627 respectively.

ZERO INTEREST CONVERTIBLE DEBENTURE

On February 13, 2019, the Company purchased $800 in the form of unsecured and subordinated convertible debentures to F&F. The convertible debenture bears zero interest and matures November 30, 2019 and includes a conversion feature to convert the debenture into common shares of F&F at $0.80 as defined within the agreement. The debentures may be partially or converted in-full into common shares at the maturity date at the holder’s option. The Company acquired the zero-interest convertible debenture through the acquisition of Newstrike on May 24, 2019 which carried a fair value of $1,220.

During the three months ended October 31, 2019 the Company’s zero interest debenture decreased by $280 (October 31, 2018 – $Nil) due to fair value adjustments. At period end, the level 2 instrument convertible debenture receivable was fair valued using the F&F July 31, 2019 quoted share price of $1.05 (July 31, 2019 – $1.33) and totalled $1,050 (July 31, 2019 – $1,330).

16. Term Loan

Term Loan

On February 15, 2019, the Company entered into a syndicated credit facility with Canadian Imperial Bank of Commerce (“CIBC”) as Sole Bookrunner, Co-Lead Arranger and Administrative Agent and Bank of Montreal as Co-Lead Arranger and Syndication Agent (together “the Lenders”). The Lenders will provide the Company up to $65 million in secured debt financing at a rate of interest that is expected to average in the mid-to-high 5% per annum range. The credit facility consists of a $50 million term loan and a $15 million revolving loan with an uncommitted option to increase the facility up to $135 million. Both loans mature in 2022. The Company may repay the loan without penalty, at any time and contains customary financial and restrictive covenants. The Company shall repay at minimum 2.5% of the outstanding balance each quarter per the terms of the credit facility agreement. The term loan possess several covenants which the Company has met as of October 31, 2019.

On February 14, 2019, the Company received $35,000 and incurred financing costs to secure the loan of $1,347.

As of July 31, 2019, the Company has drawn a total of $35,000 on the term loan, of which $3,500 is due within 12 months in according with the terms of the credit facility. Carrying value net of deferred financing costs of total term loan is $33,374.

The total interest expense and total interest capitalized was $252 and $511, respectively. The total accretion of deferred financing costs was $387 for the year ended July 31, 2019.

The following table illustrates the continuity schedule of the term loan as October 31, 2019:

	Current	Long term
Term loan	$	$
Opening balance July 31, 2019	3,413	30,712
Adjustments	3	—
Repayments	(88)	(787)

Total term loan	3,328	29,925

Deferred financing costs	$	$
Total deferred financing costs	(296)	(455)
Additions	—	(30)
Adjustments	—	8
Realized expense	—	71

Total deferred financing costs	(296)	(406)

Total net term loan October 31, 2019	3,032	29,519

The following table illustrates the continuity schedule of the term loan as July 31, 2019:

	Current	Long term
Term loan	$	$
Opening balance July 31, 2018	—	—
Additions	—	35,000
Adjustments	3,500	(3,500)
Repayments	(87)	(788)

Total term loan	3,413	30,712

Deferred financing costs	$	$
Opening balance July 31, 2018	—	—
Additions	(296)	(1,347)
Adjustments	—	296
Realized expense	—	596

Total deferred financing costs	(296)	(455)

Total net term loan July 31, 2019	3,117	30,257

17. Financial Instruments

Market Risk

Interest Risk

The Company has exposure to interest rate risk related to any investments of surplus cash. The Company may invest surplus cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. The Company also has exposure to interest rate risk related to the outstanding balance of the term loan. The fluctuation of the interest rate may result in a material increase to the associated interest. As at October 31, 2019, the Company had short term investments of $13,402 and a long-term loan of $32,551. All interest rates are fixed. An increase or decrease of 5% to the applicable interest rates would not result in a material variance to net loss.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s level 1 and 2 investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of marketable securities and derivatives held in publicly traded entities are based on quoted market prices which the shares of the investments can be exchanged for.

If the fair value of these financial assets were to increase or decrease by 10% as of October 31, 2019, the Company would incur an associated increase or decrease in comprehensive loss of approximately $1,230 (July 31, 2019—$340). The price risk exposure as at October 31, 2019 is presented in the table below.

	October 31, 2019	July 31, 2019
	$	$
Financial assets	12,381	16,756
Financial liabilities	(196)	(493)

Total exposure	12,185	16,263

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables and convertible debentures receivable. As at October 31, 2019, the Company was exposed to credit related losses in the event of non-performance by the counterparties.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Since the majority of the medical sales are transacted with clients that are covered under various insurance programs, the Company has limited credit risk.

Cash, cash equivalents and short-term investments are held by some of the largest cooperative financial groups in Canada. Since the inception of the Company, no losses have been incurred in relation to cash held by the financial institution. The majority of the trade receivables balance are held with crown corporations of Quebec, Ontario and Alberta as well as one of the largest medical insurance companies in Canada. Credit worthiness of a counterparty is evaluated prior to the granting of credit. The Company has estimated the expected credit loss using a lifetime credit loss approach. The current expected credit loss for the period ended October 31, 2019 is $19 (July 31, 2019 - $37).

In measuring the expected credit losses, the adult-use cannabis trade receivables have been assessed on a per customer basis as they consist of a low number of material contracts. Medical trade receivables have been assessed collectively as they possess share credit risk characteristics. They have been grouped based on the days past due.

Credit risk from the convertible debenture receivable arises from the possibility that principal and/or interest due may become uncollectible. The Company mitigates this risk by managing and monitoring the underlying business relationship.

The carrying amount of cash and cash equivalents, restricted cash, short-term investments, trade receivables and convertible debentures receivable represents the maximum exposure to credit risk and as at October 31, 2019; this amounted to $92,197.

The following table summarizes the Company’s aging of trade receivables as at October 31, 2019 and July 31, 2019:

	October 31, 2019	July 31, 2019
	$	$
0–30 days	5,130	14,102
31–60 days	1,860	1,826
61–90 days	800	166
Over 90 days	225	3,599

Total	8,015	19,693

The following table summarizes the Company’s ECL by aging group as at October 31, 2019 and July 31, 2019.

	October 31, 2019	July 31, 2019
	$	$
0–30 days	2	3
31–60 days	1	7
61–90 days	2	3
Over 90 days	14	24

Total	19	37

Economic Dependence Risk

Economic dependence risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. The Company recorded sales from three crown corporations representing 93% (October 31, 2018 – 84%) of total sales for the three months ended October 31, 2019.

The Company holds trade receivables from three crown corporations representing 76% of total trade receivables as of October 31, 2019 (July 31, 2019 – 79%).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at October 31, 2019, the Company had $54,676 (July 31, 2019 – $139,505) of cash and cash equivalents and short-term investments.

The Company is obligated to pay accounts payable and accrued liabilities, excise taxes payable and current portions of the term loan and lease liabilities with total carrying amounts and contractual cash flows amounting to $61,633 due in the next 12 months.

The carrying values of cash, trade receivable, accounts payable and accrued liabilities approximate their fair values due to their short term to maturity. The carrying value of the term loan approximates its fair value as there has been no change the Company’s risk profile and no changes to the market interest rate.

18. Operating Expenses by Nature

For the three months ended	October 31, 2019	October 31, 2018
Salaries and benefits	$10,767	3,246
Share-based compensation	8,164	$4,689
Marketing and promotion	4,395	9,589
Consulting	2,349	1,438
Professional fees	2,777	825
Facilities	1,359	923
General and administrative	1,350	273
Amortization of intangible assets	1,666	150
Depreciation of property, plant and equipment	1,333	573
Travel	940	329

Total	$35,100	$22,035

The following table summarizes the nature of share-based compensation in the period:

For the three months ended	October 31, 2019	October 31, 2018
General and administrative related stock-based compensation	$7,946	$4,459
Marketing and promotion related stock-based compensation	218	230

Total operating expense related stock-based compensation	8,164	4,689
Stock based compensation capitalized to inventory	2,661	111

Total stock-based compensation	$10,825	$4,800

The following table summarizes the total payroll related wages and benefits by nature in the period:

For the three months ended	October 31, 2019	October 31, 2018
General and administrative related wages and benefits	$5,847	$2,088
Marketing and promotion related wages and benefits	3,939	1,158
Research and development related wages and benefits	981	—

Total operating expense related wages and benefits	10,767	3,246
Wages and benefits capitalized to inventory	6,132	1,268

Total wages and benefits in the period	$16,899	$4,514

19. Investment in Associate and Joint Ventures

(a) Truss – Investment in Associate

	October 31, 2019	July 31, 2019
Opening Balance	$51,786	$—
Cash consideration of investment	7,650	11,476
Fair value of warrant consideration	—	42,386
Capitalized transaction costs	—	721
Share of net loss	(1,578)	(2,797)

Ending Balance	$57,858	$51,786

On October 4, 2018, the formation of the entity Truss between the Company and Molson Coors Canada (the “Partner”) was finalized. Truss is a standalone start-up company with its own board of directors and an independent management team and is incorporated in Canada. Truss is private company and its principle activities consist of pursuing opportunities to develop non-alcoholic, cannabis-infused beverages and as at October 31, 2019 are operating in Gatineau, Quebec.

The Partner holds 57,500 common shares representing 57.5% controlling interest in Truss with the Company holding 42,500 common shares and controlling the remaining 42.5%. In connection with the transaction the Company has granted the Partner 11,500,000 common share warrants at an exercise price of $6.00 for a period of 3 years.

Included in the initial investment cost is the capitalized fair value $42,386 of warrant consideration (see Note 13 for fair value inputs and assumptions).

During the three months ended October 31, 2019 the third capital call occurred which resulted in additional cash contribution of $7,650. Transaction costs of $Nil (July 31, 2019 - $721) in respect to the definitive agreement to form the joint venture were capitalized.

The joint venture is accounted for using the equity method. During the three months ended October 31, 2019, the Company’s share in the net loss of Truss was ($1,578) (July 31, 2019 – ($2,796)).

(b) Belleville Complex Inc - Joint Venture

On October 31, 2018, the Company acquired a 25% interest in the joint venture Belleville Complex Inc. (“BCI”) with a related party Olegna Holdings Inc., owned and controlled by a director of the Company, holding the remaining 75% in BCI. The joint venture purchased a configured 1.5 million sq. ft. facility through a $20,279 loan issued by the Company on September 7, 2018, bearing an annual 4% interest rate and interest payable monthly. The loan and all remaining accrued interest were repaid in full during the year ended July 31, 2019.

As a part of the initial agreement, the Company will be the anchor tenant for a period of 20 years, with an option to renew for 10 years that the Company is reasonably expected to exercise. On October 22, 2019 the lease agreement was amended to a 15 year anchor tenant period, with an option to renews for 15 years that the Company is reasonably expected to exercise, and additional space to rent. As a result, the lease was reassessed resulting in an addition to the right of use asset and lease liability (refer to Note 28).

Consideration for the 25% interest on the joint venture is deemed $Nil. The carrying value of BCI as at October 31, 2019 is $Nil (July 31, 2019 - $Nil).

(c) HEXO MED - Joint Venture

	October 31, 2019	July 31, 2019
Opening Balance	$1,063	$—
Cash consideration of investment	—	1,106
Capitalized transaction costs	—	125
Share of net loss	(104)	(168)

Ending Balance	$959	$1,063

HEXO MED is a Greece based joint venture established with partner QNBS P.C. (formerly Qannabos) and will serve as the Company’s entry point into the European medical cannabis markets. During the fiscal year 2019, the Company contributed a total of EUR$250 in cash and accrued consideration of EUR$500 for a 33.34% interest in HEXO MED in cash. During the three months ended October 31, 2019, the Company’s interest in HEXO MED was increased to 51% upon the payment of the accrued EUR$500 ($729). The carrying value of HEXO MED as at October 31, 2019 is $959 (July 31, 2019 - $1,063).

20. Long-term Investments

	Cost July 31, 2019	Fair value July 31, 2019	Investment	Divesture/ Transfer	Subtotal October 31, 2019	Change in fair value	Fair value October 31, 2019
	$	$	$	$	$	$	$
Level 1 Investments
Inner Spirit common shares	2,850	3,000	—	(78)	2,922	(1,350)	1,572
Level 2 Investments
Inner Spirit common share purchase warrants	414	403	—	—	403	(321)	84
Level 3 Investments			—
Greentank Technologies	6,723	6,574	—	—	6,574	—	6,574
Neal Brothers Inc.	4,000	4,000	—	—	4,000	—	4,000
Segra International Corp.	—	300	—	—	300	—	300

Total	13,987	14,277	—	(78)	14,199	(1,671)	12,528

	Cost July 31, 2018	Fair value July 31, 2018	Investment	Divesture/ Transfer	Subtotal July 31, 2019	Change in fair value	Fair value July 31, 2019
	$	$	$	$	$	$	$
Level 1 Investments
Fire & Flower Inc. common shares	—	—	2,970	(2,493)	477	(477)	—
Fire & Flower Inc. common share purchase warrants[1]	—	—	505	(262)	243	(243)	—
Inner Spirit common shares[1]	—	—	2,850	—	2,850	150	3,000
Level 2 Investments
Inner Spirit common share purchase warrants[1]	—	—	414	—	414	(11)	403
Level 3 Investments
Greentank Technologies[1]	—	—	6,723	—	6,723	(149)	6,574
Neal Brothers Inc. [1]	—	—	4,000	—	4,000	—	4,000
Segra International Corp.	—	100	—	—	100	200	300

Total	—	100	17,462	(2,755)	14,807	(530)	14,277

[1]	Acquired in the Newstrike acquisition on May 24, 2019 at fair market value

Inner Spirit Holding Inc.

Common Shares

On May 24, 2019, through the acquisition of Newstrike, the Company obtained 15,000,000 common shares in the entity Inner Spirit Holdings Inc. which held a fair value of $2,850. During the three months ended October 31, 2019, the Company disposed of 711,000 common shares at an average of $0.13 per share and incurred a realized gain of $16 (October 31, 2018 - $nil) and an unrealized loss due to change in fair market value of ($1,350) (October 31, 2019 - $nil). The remaining shares as at October 31, 2019 were valued based upon the market price of $0.11 (July 31, 2019 - $0.20) per common share resulting in a decrease in fair value of ($1,350).

Common Share Purchase Warrants

On May 24, 2019, through the acquisition of Newstrike, the Company obtained 7,500,000 common share purchase warrants in the entity Inner Spirit Holdings Inc. Each warrant entitles the Company to a common share at a ratio of 1:1. The warrants held an initial fair value of $414. The investment is fair valued through the Black Scholes-Merton model and held an unrealized loss of ($321) (July 31, 2019 - $(11)) as at October 31, 2019 based upon the following assumptions and inputs:

•	market price of $0.11 per share;

•	expected life of 10 months;

•	$Nil dividends;

•	100% volatility based upon comparative market indicators and historical data;

•	risk free interest rate of 1.55%.

Greentank Technologies.

On February 22, 2019, Newstrike acquired 1,953,125 preferred shares of Greentank Technologies for cash consideration of $6,622 (USD$5,000). The investment is strategic and long term in nature. The investments initial fair value upon the acquisition of Newstrike was $6,723 and is measured through fair value through profit and loss. The fair value was established using the information from a recent financing which demonstrates the same underlying preferred share value as the original investment consideration. During the three months ended October 31, 2019, there was no change in fair value (July 31, 2019 – ($149)). A variance of 5% to the underlying preferred share price would result in a change of $331 (July 31, 2019 - $331) to the investments fair value.

Neal Brothers Inc.

The Company also acquired 19.9% of the shares of Neal Brothers Inc. through the acquisition of Newstrike on May 24, 2019. The Company holds no board seat. The initial investment was for cash consideration of $5,604. The Company has measured these investments at fair value upon the date of acquisition which was determined to be $4,000. During the three months ended October 31, 2019, there was no change in fair value (July 31, 2019 - $Nil). A variance of 5% to the underlying investment would result in a change of $200 (July 31, 2019 - $200) to the investments fair value.

Segra International Corp.

The Company holds 400,000 shares in the private entity Segra International Corp. The investment represents a strategic long-term investment in the cannabis micropropogation entity. The initial investment was made for $0.25 per share. The Company has measured this investment to its fair value of $0.75 per share which totalled $300 as at October 31, 2019 (July 31, 2019 – $300). The fair value measurement was based upon the most recent financing information and resulted in no gain or loss (July 31, 2019—$200) through profit and loss. A variance of 5% to the underlying share price would result in a nominal change to the investments fair value.

Fire & Flower Inc.

Common Shares

On November 1, 2018, the Company obtained 1,980,000 subscription receipts in the entity F&F for proceeds of $2,970. The subscription receipts converted to common shares of F&F at a 1:1 ratio on February 19, 2019 upon the commencement of trading on the TSX Venture and held an initial fair value of $2,970. On July 25, 2019, the Company liquidated the investment in full resulting in a cash injection net of fees of $2,493. The Level 1 long term investment and associated realized loss as at July 30, 2019, were $Nil and ($477), respectively.

Common Share Purchase Warrants

On May 24, 2019, through the acquisition of Newstrike, the Company obtained 1,000,000 common share purchase warrants in the entity F&F. Each warrant entitles the Company to a common share at a ratio of 1:1. The warrants held an initial fair value of $505. The investment was fair valued through the Black Scholes-Merton model at $243 and disposed of as at July 30, 2019. The Company realized a loss of ($243) as at July 30, 2019 based upon the following assumptions and inputs:

•	market price of $1.33;

•	expected life of 0.70 year;

•	$Nil dividends;

•	100% volatility based upon comparative market indicators and historical data;

•	risk free interest rate of 1.46%.

21. Related Party Disclosure

Key Management Personnel Compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the Company’s operations, directly or indirectly. The key management personnel of the Company are the members of the executive management team and Board of Directors, and they control approximately 6.15% of the outstanding shares of the Company as at October 31, 2019 (July 31, 2019 – 6.15%).

Compensation provided to key management during the period was as follows:

For the three months ended	October 31, 2019	October 31, 2018
Salary and/or consulting fees	$792	$669
Bonus compensation	42	214
Stock-based compensation	5,351	3,289

Total	$6,185	$4,172

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Unless otherwise stated the below granted stock options will vest on the one-year anniversary of the date of grant and the balance will vest quarterly over two years thereafter.

On October 29, 2019, the Company granted certain of its executives a total of 829,034 stock options and 1,428,449 RSU’s with an exercise price/unit value of $3.30. One-third of the stock options will vest on each of the one-year anniversaries of the date of grant over a three year period. The RSU’s vest in full on the third year anniversary after the grant date.

On July 26, 2019, the Company granted certain of its directors a total 250,000 stock options with an exercise price of $5.88

On July 18, 2019, the Company granted certain of its executives a total 650,000 stock options with an exercise price of $6.54.

On March 20, 2019, the Company granted certain of its executives a total 325,000 stock options with an exercise price of $8.50.

On February 21, 2019, the Company granted the CEO 3,333,333 stock options with an exercise price of $7.46. Additional to the standard vesting terms as defined in Note 11, is an achievement condition in which vesting may only occur once a volume weighted average trading price of $10 or greater is achieved for a 20-day period prior to a vesting date. All unvested options will carry over and vest if the condition is met at a future vesting date.

On February 19, 2019, the Company granted certain of its executives a total 615,000 stock options with an exercise price of $7.13.

On December 17, 2018, the Company granted certain of its executives a total 74,000 stock options with an exercise price of $5.09. Of which, 54,000 stock options will fully vest at the 6-month anniversary of the grant date.

On September 17, 2018, the Company granted certain executives of the Company a total of 650,000 stock options with an exercise price of $7.93.

The Company loaned $20,279 on September 7, 2018, to the related party BCI to be used in the purchase of a facility in Belleville, Ontario and was repaid in full during the third quarter of fiscal 2019.

22. Capital Management

The Company’s objective is to maintain sufficient capital so as to maintain investor, creditor and customer confidence and to sustain future development of the business and provide the ability to continue as a going concern. Management defines capital as the Company’s shareholders’ equity. The Board of Directors does not establish quantitative return on capital criteria for management. The Company has not paid any dividends to its shareholders. The Company is not subject to any externally imposed capital requirements.

As at October 31, 2019 total managed capital was comprised of shareholders’ equity of $725,253 (July 31, 2019 – $776,756).

The Company has undergone an operational restructuring in which operational costs have been assessed and budgets adjusted accordingly in order to reduce total expenses. The Company’s approach to capital management during the period has therefore shifted towards accommodating this approach.

23. Commitments and Contingencies

COMMITMENTS

The Company has certain contractual financial obligations related to service agreements, purchase agreements, rental agreements and construction contracts.

Some of these contracts have optional renewal terms that the Company may exercise at its option. The annual minimum payments payable under these obligations over the next five years is as follows:

2020	$16,483
2021	4,408
2022	2,840
2023	2,365
2024	2,337
Thereafter	20,287

$48,720

Lease commitments accounted for as operating leases under IFRS 16 amounted to $77.

Letter of Credit

On June 28, 2018, the Company executed a letter of credit with a Canadian credit union as required under an agreement with a public utility provider entitling the Company up to a maximum limit of $3,141 subject to certain operational requirements. The letter of credit has a one-year expiry from the date of issuance with an autorenewal feature and was still in effect as at July 31, 2019. The credit facility was secured by a guaranteed investment certificate (“GIC”) as at July 31, 2019. As at October 31, 2019, the credit facility was secured by the term loan (Note 16). The letter of credit has not been drawn upon as at October 31, 2019 (July 31, 2019 – $Nil) and is in compliance with the specified requirements.

Surety Bond

Effective July 3, 2019, the Company renewed its commercial surety bond with a North American insurance provider entitling the Company up to a maximum of $4,500. The bond bears a premium at 0.3% annually. The Company obtained the surety bond as required under the Canada Revenue Agency’s excise tax laws for the transporting of commercial goods throughout Canada. The bond expires on July 3, 2020, one year from the renewal date.

CONTINGENCIES

The Company may be, from time to time, subject to various administrative and other legal proceedings arising in the ordinary course of business. Contingent liabilities associated with legal proceedings are recorded when a liability is probable, and the contingent liability can be reasonably estimated.

24. Fair Value of Financial Instruments

The carrying values of the financial instruments as at October 31, 2019 are summarized in the following table:

	Note	Amortized costs	Financial assets designated as FVTPL	Financial liabilities designated as FVTPL	Total
Assets		$	$	$	$
Cash and cash equivalents	4	41,277	—	—	41,277
Restricted cash	5	18,776	—	—	18,776
Short-term investments	4	—	13,402	—	13,402
Trade receivables		8,015	—	—	8,015
Commodity taxes recoverable and other receivables	6	15,553	—	—	15,553
Convertible debenture receivable	15	—	10,727	—	10,727
Long term investments	20	—	12,528	—	12,528

Liabilities		$	$	$	$
Accounts payable and accrued liabilities		51,350	—	—	51,350
Warrant liability	12	—	—	196	196
Term loan	16	32,551	—	—	32,551

The carrying values of the financial instruments as at July 31, 2019 are summarized in the following table:

	Note	Amortized costs	Financial assets designated as FVTPL	Financial liabilities designated as FVTPL	Total
Assets		$	$	$	$
Cash and cash equivalents	4	113,568	—	—	113,568
Restricted cash	5	22,350	—	—	22,350
Short-term investments	4	—	25,937	—	25,937
Trade receivables		19,693	—	—	19,693
Commodity taxes recoverable and other receivables	6	15,247	—	—	15,247
Convertible debenture receivable	15	—	13,354	—	13,354
Long term investments	20	—	14,277	—	14,277

Liabilities		$	$	$	$
Accounts payable and accrued liabilities		45,581	—	—	45,581
Warrant liability	12	—	—	493	493
Deferred rent liability		946	—	—	946
Term loan	16	33,374	—	—	33,374

The carrying values of trade receivables, accounts payable, accrued liabilities and the term loan approximate their fair values due to their relatively short periods to maturity.

25. Ancillary Revenue

Ancillary revenues are those sales outside of the primary business of the Company as outlined in Note 1. During the three months ended October 31, 2019 the Company realized net revenues of $41 (October 31, 2018 – $47) related to management fees.

26. License and Prepaid Royalty – HIP

On May 24, 2019, through the acquisition of Newstrike, the Company inherited a royalty agreement with the Tragically Hip (the “Hip Agreement”) with an effective date of January 12, 2017, expiring after five years with an option of renewal for a two-year period. Newstrike’s initial consideration was 3,000,000 common shares with an initial fair value of $2,655 and an ongoing royalty of 2.5% of revenues of cannabis products sold by the Company inspired by the Tragically Hip. The issuance of the 3,000,000 common shares includes a payment of 1,000,000 common shares that will be applied against future royalties’ payable. The fair value of the license and prepaid asset as at the acquisition date of May 24, 2019 was $926 and $600, respectively. During the stub period ended July 31, 2019, the Company recorded amortization of $59 of the license, and $58 was drawn down on the prepaid royalty.

During the three months ended October 31, 2019, the Company recorded amortization expense of $89 using the straight-line method over a five-year term from the effective date of the license, and $36 was drawn down on the prepaid royalty

	October 31, 2019	July 31, 2019
License – HIP, net of amortization	$778	$867
Prepaid Royalty – HIP	506	542

License and prepaid royalty – HIP	$1,284	$1,409

27. Non-Controlling Interest

The following table summarizes the information relating to the Company’s subsidiary Neal Up Brands Inc., before intercompany eliminations.

	October 31, 2019	July 31, 2019
Current assets	$2,500	$2,500
Non-current assets	—	—
Current liabilities	—	—
Non-current liabilities	—	—

Net assets	2,500	2,500

Non-controlling interest (%)	40%	40%

Non-controlling interest	$1,000	$1,000

28. Lease Liabilities

The following is a continuity schedule of implicit lease liabilities for the three months ended October 31, 2019:

$
Balance as at July 31, 2019	—
IFRS transition (Note 3)	15,886
Lease additions	6,926
Lease payments	(369)
Interest expense on lease liabilities	184

Balance as at October 31, 2019	22,627

Current portion	304

Long-term portion	22,373

29. Gross Revenue

Three months ended	October 31, 2019	October 31, 2018
Gross Cannabis Revenue	$	$
Retail	18,250	5,194
Medical	1,047	1,436

Total gross revenue from sale of goods	19,297	6,630

Gross revenue is inclusive of sales returns and recoveries. During the three months ended October 31, 2019, the Company incurred $1,978 (October 31, 2018 - $Nil) of sales provisions and price concessions.

30. Segmented Information

The Company operates in one operating segment. All property, plant and equipment and intangible assets are located in Canada.

31. Restructuring Costs

$
Balance payable as at July 31, 2019	—
Total restructuring costs	3,722
Less: Payments made	—

Balance payable as at October 31, 2019	3,722

During to the period restructuring efforts were undertaken to right size the Company. These expenses amounted to $3,722 and are comprised of severance and other payroll related termination costs. The restructuring costs are recorded in full as accrued liabilities as at October 31, 2019. The Company expects the settlement of these costs to occur within the current fiscal year.

32. Income Taxes

The Company’s effective income tax rate was 8.8% for the three months ended October 31, 2019 (October 31, 2018 – Nil%). The effective tax rate is different than the statutory rate primarily due to the recognition of $6,023 of deferred tax assets to offset deferred tax liabilities. The Company has identified an error related to the deferred tax liability as at July 31, 2019 and October 31, 2019, see Notice to Reader. The deferred tax liability is overstated by $14,373 as at July 31, 2019 and October 31, 2019.

33. Subsequent Events

Closing of $70 Million Private Placement

On December 6, 2019, the Company closed the private placement of 8.0% unsecured convertible debentures for gross aggregate proceeds of $70 million, maturing on December 5, 2022 (the “Debentures”). The Debentures are convertible at the option of the holder at any time after December 7, 2020 and prior to maturity at a conversion price of $3.16 per share (the “Conversion Price”), subject to adjustment in certain events. The Company may force the conversion of all of the then outstanding Debentures at the Conversion Price at any time after December 7, 2020 and prior to maturity on 30 days’ notice if the daily volume weighted average trading price of the common shares of the Company is greater than $7.50 for any 15 consecutive trading days.

At any time on or before December 4, 2020, the Company may repay all, but not less than all, of the principal amount of the Debentures, plus accrued and unpaid interest.

On maturity, the holders of the Debentures have the right to require the Company to repay any principal amount of their Debentures through the issuance of common shares of the Company in satisfaction of such amounts at a price equal to the volume weighted average trading price of the common shares on the TSX for the 5 trading days immediately preceding the payment date. In accordance with the rules of the TSX, shareholder approval will be required for the issuance of any common shares where: (i) the number of common shares issuable would exceed 25% of the number of common shares outstanding prior to the closing date; or (ii) the number of common shares issuable to insiders would exceed 10% of the number of common shares outstanding prior to the Closing Date. All securities issued in connection with the Offering are subject to a four month hold period expiring April 6, 2020.

Under the Offering, certain insiders of the Company purchased and were issued, directly or indirectly, $8.02 million principal amount of Debentures, which constituted “related party transactions” within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The issuance to the insiders is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101, as the fair market value of the Debentures issued to, and the consideration paid by, such persons did not exceed 25% of the Company’s market capitalization.